UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 13, 2023

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 13, 2023, Calliditas Therapeutics AB (the “Registrant”) announced the topline data from Part B of its NefIgArd trial for Nefecon. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-265881).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated March 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: March 13, 2023	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer